Exhibit 99.1
NEWS RELEASE
ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV
REED ELSEVIER: HIGHLIGHTS OF 2006 INTERIM RESULTS
27 JULY 2006
GOOD OVERALL FINANCIAL PERFORMANCE
•	Revenues up 8%, adjusted pre-tax profits up 14% and earnings per share up 16% at constant exchange rates
•	Positive business progress
–	Elsevier: Good subscription renewals and growing online sales

–	LexisNexis: Strong growth in legal digital solutions, risk and international

–	Harcourt Education: Encouraging success in US textbook adoptions; supplemental building; assessment underperformed

–	Reed Business: Strong growth in online and Exhibitions; benefit from biennial show cycling

–	Phasing of business this year benefits first half growth
•	On track to meet 2006 financial targets
•	Reed Elsevier PLC and Reed Elsevier NV dividend up 11%; total of £288m/€420m shares repurchased
Reed Elsevier combined businesses

					Change at
		£		€	constant
	2006	2005	2006	2005	currencies
	£m	£m	€m	€m	%

Revenue	2,627	2,368	3,835	3,457	+8%
Reported profit before tax	276	255	402	372	+14%
Adjusted profit before tax	446	395	651	577	+14%

Adjusted figures are presented as additional performance measures and are stated before amortisation of acquired intangible assets and acquisition integration costs.
Parent companies

	Reed Elsevier PLC			Reed Elsevier NV
							Change at
							constant
		£	Change		€	Change	currencies
	2006	2005	%	2006	2005	%	%

Reported earnings per share	8.6p	5.1p	+69%	€0.20	€0.13	+63%	+71%
Adjusted earnings per share	14.2p	12.3p	+15%	€0.32	€0.27	+15%	+16%
Dividend per share	4.1p	3.7p	+11%	€0.102	€0.092	+11%

Sir Crispin Davis, Chief Executive Officer of Reed Elsevier, commented:
“The first half of 2006 has seen a good financial performance and further encouraging progress in the development of our business in an increasingly digital environment. Trusted information, technology enabled, and increasingly integrated into customer workflows, is making our customers more effective professionally and making Reed Elsevier a more valued partner. The first half financial performance provides a good platform to meet our 2006 financial goals.”

ENQUIRIES	Sybella Stanley (Investors)	Catherine May (Media)
	+44 20 7166 5630	+44 20 7166 5657

Reed Elsevier Interim Results 2006                    1
Financial highlights
For the six months ended 30 June 2006
Reed Elsevier combined businesses

				£		€	%
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
							Change at
2005	2005		2006	2005	2006	2005	constant
£m	€m		£m	£m	€m	€m	currencies

		Reported figures
5,166	7,542	Revenue	2,627	2,368	3,835	3,457	+8%
839	1,225	Operating profit	353	317	515	463	+15%
701	1,023	Profit before tax	276	255	402	372	+14%
462	675	Profit attributable to shareholders	217	134	317	196	+70%
2,694	3,933	Net borrowings	3,100	2,913	4,464	4,340

		Adjusted figures
1,142	1,667	Operating profit	523	461	764	673	+14%
1,002	1,463	Profit before tax	446	395	651	577	+14%
754	1,101	Profit attributable to shareholders	337	294	492	429	+16%
1,080	1,577	Operating cash flow	252	219	368	320	+14%

22.1%	22.1%	Operating margin	19.9%	19.5%	19.9%	19.5%
95%	95%	Operating cash flow conversion	48%	48%	48%	48%

Adjusted figures are presented as additional performance measures and are stated before the amortisation of acquired intangible assets, acquisition integration costs, gains on disposals and movements on deferred tax balances not expected to crystallise in the near term. Reconciliations between the reported and adjusted figures are provided in the notes to the combined financial information.
Parent companies

Reed Elsevier				£		€	%
PLC	NV		Reed Elsevier PLC		Reed Elsevier NV
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
							Change at
2005	2005		2006	2005	2006	2005	constant
£m	€m		£m	£m	€m	€m	currencies

235	338	Reported profit attributable	108	65	159	98	+70%
399	551	Adjusted profit attributable	178	156	246	215	+16%
1.82	1.25	Average exchange rate US$: £/€	1.79	1.87	1.23	1.28

18.6p	€0.43	Reported earnings per share	8.6p	5.1p	€0.20	€0.13	+71%
31.5p	€0.70	Adjusted earnings per share	14.2p	12.3p	€0.32	€0.27	+16%
14.4p	€0.359	Dividend per share	4.1p	3.7p	€0.102	€0.092

The Reed Elsevier combined businesses encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV, together with their two parent companies, Reed Elsevier PLC and Reed Elsevier NV (the “Reed Elsevier combined businesses”). The results of Reed Elsevier PLC reflect its shareholders’ 52.9% economic interest in the Reed Elsevier combined businesses. The results of Reed Elsevier NV reflect its shareholders’ 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC’s 5.8% interest in Reed Elsevier NV.
The percentage change at constant currencies refers to the movements at constant exchange rates, using 2005 full year average and hedged rates.

Reed Elsevier Interim Results 2006                    2
Report of the Chairman and the
Chief Excutive Officer
The first half of 2006 has seen a good financial performance and further encouraging progress in the development of our business. Trusted information, technology enabled, and increasingly integrated into customer workflows, is making our customers more effective professionally and making Reed Elsevier a more valued partner.
Business progress
The transition of professional markets from printed reference materials to online information and technology enabled solutions continues to gather pace, and our focus is on innovation, customer workflows, and widening distribution. Across our business our investment in product innovation, delivery platforms, and new sales and marketing approaches, is paying off with strong growth in digital revenues. Although this is partly at the expense of print revenues, the productivity gains for our professional customers from new information and workflow solutions are expanding overall market demand. Additionally, the nature of digital products is enabling us to replicate or customise our product offerings much more easily for new market segments and geographies, widening our distribution.
In the 2006 first half, within Elsevier, we expanded the Consult series of online information for clinicians and added the Gold Standard drug information database and tools. In LexisNexis, we launched Total Solutions combining authoritative information and software tools to support the distinctive needs of lawyers across five major areas: litigation, client development, research, practice management, and risk management. Harcourt Education has significantly expanded its online materials and services, with nearly four million student users now registered, and providing further differentiation in the school textbook market. Reed Business has continued to expand and launch online information services, and is expecting to grow its digital revenues by over 25% this year to almost $400m.
Total digital revenues were 15% higher in the first half than in the prior first half and accounted for 37% of total revenues. This is delivering satisfactory overall revenue growth. Our focus is on maintaining this momentum and increasing operational gearing and margins in the business as we build scale in our digital activities.
Financial performance
The first half results, whilst favourably impacted by business phasing, represent a good financial performance. Total revenues in the six months to 30 June 2006 were £2,627m/€3,835m, up 11% against the prior first half. Adjusted operating profits at £523m/€764m, were up 13% in sterling and 14% in euros. Underlying revenue and adjusted operating profit growth, excluding acquisitions and disposals and currency effects, were up 6% and 12% respectively.
The Elsevier science and medical business saw strong subscription renewals and good growth in online sales, and the book publishing programme is well positioned for the important second half. The LexisNexis business continues to see strong growth for its online information and digital solutions both in the US and internationally, and in risk management. Whilst school textbook revenues and operating profits in particular are seasonally skewed to the second half, Harcourt Education has had good success in new US state textbook adoptions and the new supplemental publishing programmes look to be building well. The assessment business underperformed in the first half as a result of operational issues; progress is being made in fixing them. Reed Business saw good growth in annual exhibitions and from the cycling in of a number of biennial shows, as well as strongly growing revenues from online services.
Adjusted earnings per share were 14.2p for Reed Elsevier PLC and €0.32 for Reed Elsevier NV, both up 15% on the prior first half, or up 16% at constant exchange rates. The reported earnings per share, including the amortisation of acquired intangible assets, disposal gains and losses and lower deferred taxes, were 8.6p (2005: 5.1p) for Reed Elsevier PLC and €0.20 (2005: €0.13) for Reed Elsevier NV.
The interim dividend is increased by 11% for both Reed Elsevier PLC and Reed Elsevier NV to 4.1p and €0.102 respectively.
20.6 million Reed Elsevier PLC ordinary shares and 13.4 million Reed Elsevier NV ordinary shares were repurchased in the first half at a total cost of £218m/€318m in addition to £70m/€102m of shares purchased by the employee benefit trust. Subject to prevailing market and business conditions, share repurchases under the £600m/€870m three year share repurchase plan announced in February may be accelerated in the second half.
Outlook
The first half is encouraging. We are making good progress in the development of our business in an increasingly digital environment and the first half financial performance provides a good platform to meet our 2006 revenue and earnings goals.

Jan Hommen	Sir Crispin Davis
Chairman	Chief Executive Officer

Reed Elsevier Interim Results 2006                    3
Operating and Financial review
Operating review

				£		€	%
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
							Change at
2005	2005		2006	2005	2006	2005	constant
£m	€m		£m	£m	€m	€m	currencies

		Revenue
1,436	2,097	Elsevier	721	644	1,053	940	+11%
1,466	2,140	LexisNexis	768	683	1,121	997	+9%
901	1,315	Harcourt Education	390	366	569	534	+2%
1,363	1,990	Reed Business	748	675	1,092	986	+9%

5,166	7,542	Total	2,627	2,368	3,835	3,457	+8%

		Adjusted operating profit
449	655	Elsevier	196	189	286	277	+9%
338	493	LexisNexis	169	151	247	220	+8%
161	235	Harcourt Education	10	15	15	22	-38%
214	313	Reed Business	152	118	222	172	+27%
(20)	(29)	Unallocated items	(4)	(12)	(6)	(18)

1,142	1,667	Total	523	461	764	673	+14%

Adjusted figures and constant currency growth rates are used by Reed Elsevier as additional performance measures. Adjusted operating profit is stated before the amortisation of acquired intangible assets and acquisition integration costs, and is grossed up to exclude the equity share of taxes in joint ventures. Constant currency growth rates are based on 2005 full year average and hedged rates.
Underlying growth rates are calculated at constant currencies excluding businesses acquired or disposed (or held for sale) in the current or previous financial year.
Unless otherwise indicated, all percentage movements in the following commentary refer to performance at constant exchange rates and are stated before the amortisation of acquired intangible assets and acquisition integration costs.
Reported operating results, including amortisation of acquired intangible assets and acquisition integration costs, are analysed in note 2 to the combined financial information and discussed further below in the Financial Review, and are reconciled to the adjusted figures in note 4 to the combined financial information.
Unallocated items comprise corporate costs, return on pension scheme assets and interest on pension scheme liabilities.

FORWARD LOOKING STATEMENTS
This Interim Statement contains forward looking statements within the meaning of Section 27A of the US Securities Act 1933, as amended, and Section 21E of the US Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms ‘expect’, ‘should be’, ‘will be’ and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions in Reed Elsevier’s markets; exchange rate fluctuations; customers’ acceptance of our products and services; the actions of competitors; legislative, fiscal and regulatory developments; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and internet communications; and the impact of technological change.

Reed Elsevier Interim Results 2006                    4
Operating and Financial review
continued
Elsevier

		£		€	%
	Six months ended 30 June		Six months ended 30 June
					Change
	2006	2005	2006	2005	at constant
	£m	£m	€m	€m	currencies

Revenue
Science & Technology	396	381	578	556	+5%
Health Sciences	325	263	475	384	+20%

	721	644	1,053	940	+11%

Adjusted operating profit	196	189	286	277	+9%
Adjusted operating margin	27.2%	29.3%	27.2%	29.3%	-0.6pts

The Elsevier science and medical business has had a solid first half, with 5% organic revenue growth. The second half is expected to continue well with strong subscription revenues, growing online sales and the more important second half publishing programme.
Revenues and adjusted operating profits were 11% and 9% higher respectively than in the prior first half at constant currencies, or 5% and 6% before acquisitions and disposals. Underlying operating margins were slightly ahead, with more meaningful improvement expected in the second half reflecting the seasonal weighting of revenues.
The Science & Technology business saw underlying revenue growth of 5% at constant currencies with some small benefit from publishing phasing compared to the prior year. Subscription renewals are strong and there is good growth in new online sales and widening distribution. The Scopus abstracts and indexing database roll out has continued to be well received in the market.
In Health Sciences, revenue growth was 20% at constant currencies, or 6% underlying with strong sales in the nursing and allied health professional sectors and new US society journal publishing. Outside the US, the International business saw good growth. The integration of the MediMedia MAP business acquired last year is well progressed and the business is delivering on expectations. In May 2006 we extended the scope of the fast growing Consult series of electronic reference materials and tools and expanded the range of electronic health information services with the acquisition of the Gold Standard drug information database and products.
At reported exchange rates, adjusted operating margins were 2.1 percentage points lower reflecting the relatively low, but improving, margins of the MediMedia MAP and other businesses acquired last year, the impact of the rolling three year currency hedging programme as the 2002 to 2004 US dollar decline works its way through the hedge rates, and other currency translation effects.
The second half should see continued good revenue momentum with a successful second half publishing programme. Underlying operating margins are expected to improve for the year with good revenue growth and further cost efficiency.

Reed Elsevier Interim Results 2006                    5
Operating and Financial review
continued
LexisNexis

		£		€	%
	Six months ended 30 June		Six months ended 30 June
					Change
	2006	2005	2006	2005	at constant
	£m	£m	€m	€m	currencies

Revenue
LexisNexis
North America	582	511	850	746	+9%
International	186	172	271	251	+7%

	768	683	1,121	997	+9%

Adjusted operating profit	169	151	247	220	+8%
Adjusted operating margin	22.0%	22.1%	22.0%	22.1%	-0.1pts

LexisNexis has continued to perform well, with 8% organic revenue growth, reflecting its expanding total solutions strategy for law firms, government and corporate clients, and good growth in international markets and in risk management.
Revenues and adjusted operating profits were up 9% and 8% respectively at constant currencies, or 8% and 9% before acquisitions, with strong growth across LexisNexis and a small phasing benefit. Underlying adjusted operating margin was only slightly ahead reflecting the phasing of investment last year which flattered the prior first half.
LexisNexis North America saw underlying revenue growth of 8%. In US Legal Markets, strong subscription renewals and additional online information and solutions sales to both large and small law firms drove organic revenue growth of 7%. In Corporate and Federal Markets organic revenue growth was 10%. Strong growth was seen in risk management with Seisint revenue up over 25%, in corporate legal and tax with a good take up of electronic discovery and litigation tools, and in processing volumes for the US patent and trademark office.
The LexisNexis International business outside the US saw underlying revenue growth of 7% driven by further penetration of online information services across its markets and new online content and legal workflow solutions in the UK, France, Germany and South Africa.
During the first half LexisNexis expanded its Total Solutions product portfolio through organic investment and selective acquisitions: Casesoft (litigation case analysis) and Dataflight (the Concordance online repository and associated tools for evidence management) in the US and Visualfiles (case management and compliance tools) serving the UK legal market.
Continued revenue momentum is expected in the second half in US and international markets with good market conditions, strong subscription renewals and increasing take up of new online services and total practice solutions. Underlying operating margins are expected to show good improvement reflecting the growth in the business and operational gearing.

Reed Elsevier Interim Results 2006                    6
Operating and Financial review
continued
Harcourt Education

		£		€	%
	Six months ended 30 June		Six months ended 30 June
					Change
	2006	2005	2006	2005	at constant
	£m	£m	€m	€m	currencies

Revenue
Harcourt Education
US Schools & Testing	354	329	517	480	+3%
International	36	37	52	54	-3%

	390	366	569	534	+2%

Adjusted operating profit	10	15	15	22	-38%
Adjusted operating margin	2.6%	4.1%	2.6%	4.1%	-1.6pts

Harcourt Education has performed strongly in new US state textbook adoptions and is showing initial signs of recovery in the supplemental business. The assessment business is working through the loss of state testing contracts last year and operational performance issues.
Revenues were 2% higher than in the prior first half at constant currencies, or 3% underlying. Whilst the majority of revenues and nearly all of the profits are generated in the second half of the year, this is a satisfactory start in a weak 2006 market. Adjusted operating profits were £5m/€7m lower, or 38% at constant currencies, the percentage exaggerated due to the marginal profitability of the education business in the first half.
The Harcourt US K-12 business has performed strongly in the available 2006 state textbook adoptions, which will come through in second half sales. The adoptions market is however significantly lower than in the prior year due to the adoption calendar and little if any market growth is expected this year in US education. With its good adoption performance, Harcourt is expecting to do better than the market, particularly in the secondary market where its new programmes have performed exceptionally well. Underlying revenue growth of 6% in the first half reflects the earlier call off of product than in the prior year. Within this, the supplemental business was broadly flat on the prior first half, although initial signs are that the new publishing should perform well and, with the backlist attrition becoming more manageable, the business should deliver growth this year.
The assessment business (3% of total Reed Elsevier revenues) saw revenues 3% lower in the first half reflecting the net loss last year of state testing contracts. Operational difficulties particularly surrounding the Illinois contract also impacted performance in the first half. Organisational changes have been made, processes are being improved, accountabilities made clearer, and, most recently, a new chief executive appointed. Whilst revenues and adjusted operating profits are now expected to decline this year, the actions taken will better position the business for recovery in performance next year.
The Harcourt Education International business saw underlying revenues 3% lower in the first half in a generally weak UK market. Stronger performance is expected in the more important second half particularly with new publishing for the fast-growing vocational market.
Harcourt Education is targeting revenue growth for 2006 in a flat to declining market. The US basal business is performing well against the market and the supplemental business looks to be improving. 2006 will be a difficult transition year for assessment but progress is being made and should positively impact next year. Operating margins will be lower this year reflecting the performance in assessment and the sales and marketing spend ahead of the larger 2007 adoption opportunities.

Reed Elsevier Interim Results 2006                    7
Operating and Financial review
continued
Reed Business

		£		€	%
	Six months ended 30 June		Six months ended 30 June
					Change
	2006	2005	2006	2005	at constant
	£m	£m	€m	€m	currencies

Revenue
Reed Business Information
US	162	159	237	232	-3%
UK	138	124	201	181	+11%
Continental Europe	139	132	203	193	+5%
Asia Pacific	19	18	28	26	+8%
Reed Exhibitions	290	242	423	354	+19%

	748	675	1,092	986	+9%

Adjusted operating profit	152	118	222	172	+27%
Adjusted operating margin	20.3%	17.5%	20.3%	17.5%	+2.9pts

Reed Business has had a very successful first half, driven by a strong performance in exhibitions and the net cycling in of a number of non annual shows. Good growth in online revenues has delivered overall growth in the magazine and information businesses. The second half will see a reversal of the favourable cycling effect.
Revenues and adjusted operating profits were 9% and 27% higher respectively than in the prior first half at constant currencies, or 7% and 25% before acquisitions and disposals. Adjusted operating margins were 2.9 percentage points higher, reflecting in particular the strong growth in the exhibitions business and tight cost control.
At Reed Exhibitions, revenues were 19% ahead of the prior first half at constant currencies, or 13% before acquisitions and disposals. Strong growth was seen in key shows across the principal geographies in the US, Europe and Asia Pacific. Underlying profit growth was 34% with 15% from the favourable cycling including the contribution of joint venture shows. The favourable cycling effects largely reverse in the second half of the year as some of last year’s major European biennial shows cycle out.
The Reed Business Information magazine and information publishing businesses (RBI) saw continued strong growth in online services, which now account for 23% of RBI revenues, and grew at 31% in the first half. Partly this is at the expense of print advertising as it migrates online, with print revenues down 2%. Overall, RBI revenues were up 3% and adjusted operating profits up 11% at constant currencies before acquisitions and disposals. In the US, underlying revenues were 2% lower as titles were rationalised and repositioned to exploit the online growth opportunities as print migrates. Additionally, the manufacturing product news tabloid business and certain other titles were sold in June. In the UK, RBI underlying revenues were 8% ahead driven by the continuing success of the online services, particularly in recruitment. In Continental Europe, RBI saw underlying growth of 4% as advertising markets improved over the prior first half. Overall RBI adjusted operating margins were 0.7 percentage points higher reflecting tight cost management.
Reed Business is well positioned for a satisfactory year driven by good growth in exhibitions and in online services. The second half will however see reversal of first half exhibition cycling gains.

Reed Elsevier Interim Results 2006     8
Operating and financial review
Financial review
Financial review
REED ELSEVIER COMBINED BUSINESSES
Income statement
Revenue, at £2,627m/€3,835m, increased by 11% expressed in both sterling and euros. At constant exchange rates, revenue was 8% higher, or 6% excluding acquisitions and disposals.
Reported figures
Reported operating profit, after amortisation of acquired intangible assets and acquisition integration costs, at £353m/€515m, was up 11% in both sterling and euros compared to the prior first half. The increase reflects the strong underlying operating performance and the contribution from acquisitions, partly offset by the effect of a weaker US dollar hedge rate applicable for Elsevier journal subscription revenues.
The amortisation charge in respect of acquired intangible assets amounted to £151m/€221m, up £20m/€30m on the comparative period, principally as a result of prior year acquisitions and currency translation effects.
Acquisition integration costs amounted to £12m/€18m (2005: £8m/€12m). Non operating gains on business disposals of £2m/€3m were offset by fair value changes in the portfolio of venture capital investments (2005: net gain £4m/€5m).
The reported profit before tax, including amortisation of acquired intangible assets, acquisition integration costs and non operating items, at £276m/€402m, was up 8% expressed in both sterling and euros compared to the 2005 first half.
The reported tax charge of £58m/€84m, compares with a charge of £120m/€175m in the prior first half. The significant decrease principally reflects movements in deferred tax balances in the prior first half arising on unrealised exchange differences on long term inter-affiliate lending. These deferred tax movements are recognised in the income statement but are not expected to crystallise in the foreseeable future.
The reported attributable profit of £217m/€317m compares with a reported attributable profit of £134m/€196m in the first half of 2005, reflecting the strong operating performance and the lower reported tax charge.
Adjusted figures
Adjusted figures are used by Reed Elsevier as additional performance measures and are stated before amortisation of acquired intangible assets and acquisition integration costs, and, in respect of earnings, reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Profit and loss on disposals and other non operating items are also excluded from the adjusted figures. Comparison at constant exchange rates uses 2005 full year average and hedged exchange rates.
Adjusted operating profit, at £523m/€764m, was up 13% expressed in sterling and up 14% in euros. At constant exchange rates, adjusted operating profits were up 14%, or 12% excluding acquisitions and disposals. Underlying operating margins improved by 1.1 percentage points. Overall adjusted operating margins, up 0.4 percentage points at 19.9%, were held back by the inclusion of lower margin acquisitions and currency effects, most particularly the year on year movement in hedge rates in Elsevier’s journal subscriptions. (The net benefit of the Elsevier science journal hedging programme is lower in 2006 than in 2005 as the effect of the weaker US dollar is systematically incorporated within the three year rolling hedging programme.)
Within adjusted operating profit, the net pension expense (including the unallocated net pension financing credit) was £26m/€38m, £13m/€19m lower than in the prior first half principally reflecting a wider differential between the return on plan assets and interest on pension obligations. The charge for share based payments was slightly higher at £29m/€42m (2005: £26m/€38m). Restructuring costs, other than in respect of acquisition integration, were £11m/€16m (2005: £9m/€13m).
Net finance costs, at £77m/€113m, were £11m/€17m higher than in the prior first half due to higher short term interest rates and the financing cost of acquisitions and the share repurchase programme.
Adjusted profit before tax was £446m/€651m, up 13% compared to the prior first half expressed in both sterling and euros. At constant exchange rates, adjusted profit before tax was up 14%.
The effective tax rate on adjusted earnings, at 24.3%, was little changed from the 24.6% effective rate for the full year in 2005 but lower than the 25.3% rate in the prior first half. The effective rate for the 2006 year is expected to be similar to the first half rate. The effective tax rate on adjusted earnings excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term, and more closely aligns with cash tax costs. Adjusted operating profits and taxation are also grossed up for the equity share of taxes in joint ventures.
The adjusted profit attributable to shareholders of £337m/€492m was up 15% compared to the prior first half expressed in both sterling and euros. At constant exchange rates, adjusted profit attributable to shareholders was up 16%.

Reed Elsevier Interim Results 2006     9
Operating and financial review
Financial review
Cash flows and debt
Adjusted operating cash flow was £252m/€368m, up 15% on the prior first half expressed in both sterling and euros, or 14% at constant currencies. The rate of conversion of adjusted operating profits into cash flow in the first half was 48% (2005: 48%). This reflects that the substantial majority of Reed Elsevier’s annual operating cash flows arise in the second half of the year due to the timing of subscription and other advance receipts and working capital movements. The Harcourt Education businesses have a significant cash outflow in the first half of each year as product is produced and expenses are incurred ahead of the peak sales period in June through September, after which there is substantial cash inflow in the second half. In the 12 months to 30 June 2006, the adjusted operating cash flow conversion rate was 92% (2005 full year: 95%), the reduction principally reflecting higher product investment in Harcourt Education in advance of the important 2007 and 2008 state textbook adoptions.
Capital expenditure included within adjusted operating cash flow was £83m/€121m (2005: £80m/€117m), including £46m/€67m in respect of capitalised development costs included within intangible assets. Spend on acquisitions was £136m/€198m. Including deferred consideration payable, an amount of £62m/€91m was capitalised as acquired intangible assets and £91m/€133m as goodwill. Acquisition integration spend in respect of these and other recent acquisitions amounted to £13m/€19m. Disposal proceeds amounted to £39m/€56m.
Free cash flow – after interest and taxation – was £84m/€123m, up £20m/€29m on the prior first half. Dividends paid to shareholders in the first half, relating to the 2005 final dividend, amounted to £269m/€393m (2005: £244m/€356m). Share repurchases by the parent companies in the first half amounted to £218m/€318m. Additional shares of the parent companies were purchased by the employee benefit trust for £70m/€102m to meet future obligations in respect of share based remuneration. Net proceeds from share issuance under share option programmes were £43m/€63m.
Net borrowings at 30 June 2006 were £3,100m/€4,464m, an increase of £406m/€531m since 31 December 2005, principally reflecting the dividends, share repurchases and acquisition spend, less free cash flow in the first half and the effect of the weakening of the US dollar between the beginning and end of the period. Overall currency translation effects decreased net debt expressed in sterling by £136m and in euros by €260m.
The net pension deficit, ie pensions obligations less pension assets, at 30 June 2006 was £81m/€117m (31 December 2005: £405m/€591m). The reduction in the deficit of £324m/€474m principally arises from the increase in long term corporate bond yields which are used to discount the pension obligations.
PARENT COMPANIES
For the parent companies, Reed Elsevier PLC and Reed Elsevier NV, adjusted earnings per share were respectively up 15% at 14.2p (2005: 12.3p) and €0.32 (2005: €0.27). At constant rates of exchange, the adjusted earnings per share of both companies increased by 16% over the prior first half.
Shares repurchased in the first half under the annual share repurchase plan announced in February totalled 20.6 million ordinary shares of Reed Elsevier PLC and 13.4 million ordinary shares of Reed Elsevier NV. Taking into account the associated financing cost, these share repurchases are estimated to add 0.4% to adjusted earnings per share in 2006.
The reported earnings per share for Reed Elsevier PLC shareholders was 8.6p (2005: 5.1p) and for Reed Elsevier NV shareholders was €0.20 (2005: €0.13).
The equalised interim dividends are 4.1p per share for Reed Elsevier PLC and €0.102 per share for Reed Elsevier NV, both up 11% on the prior first half.

Reed Elsevier Interim Results 2006     10
Combined financial information
Combined income statement
For the six months ended 30 June 2006

				£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2005	2005		2006	2005	2006	2005
£m	€m		£m	£m	€m	€m

5,166	7,542	Revenue	2,627	2,368	3,835	3,457
(1,890)	(2,759)	Cost of sales	(974)	(876)	(1,422)	(1,279)

3,276	4,783	Gross profit	1,653	1,492	2,413	2,178
(1,120)	(1,635)	Selling and distribution costs	(593)	(552)	(866)	(806)
(1,333)	(1,946)	Administration and other expenses	(721)	(631)	(1,052)	(921)

823	1,202	Operating profit before joint ventures	339	309	495	451
16	23	Share of results of joint ventures	14	8	20	12

839	1,225	Operating profit	353	317	515	463

36	52	Finance income	11	18	16	27
(176)	(256)	Finance costs	(88)	(84)	(129)	(123)

(140)	(204)	Net finance costs	(77)	(66)	(113)	(96)

2	2	Disposals and other non operating items	—	4	—	5

701	1,023	Profit before tax	276	255	402	372
(237)	(346)	Taxation	(58)	(120)	(84)	(175)

464	677	Net profit for the period	218	135	318	197

		Attributable to:
462	675	Parent companies’ shareholders	217	134	317	196
2	2	Minority interests	1	1	1	1

464	677	Net profit for the period	218	135	318	197

Adjusted profit figures are presented in note 4 as additional performance measures.

Reed Elsevier Interim Results 2006     11
Combined financial information
continued
Combined cash flow statement
For the six months ended 30 June 2006

				£		€
Year ended			Six months ended		Six months ended
31 December			30 June		30 June
2005	2005		2006	2005	2006	2005
£m	€m		£m	£m	€m	€m

		Cash flows from operating activities
1,223	1,786	Cash generated from operations	315	277	460	404
(153)	(223)	Interest paid	(77)	(68)	(112)	(99)
11	16	Interest received	5	8	7	12
(171)	(250)	Tax paid	(94)	(93)	(137)	(136)

910	1,329	Net cash from operating activities	149	124	218	181

		Cash flows from investing activities
(317)	(463)	Acquisitions	(136)	(62)	(198)	(91)
(93)	(136)	Purchase of property, plant and equipment	(37)	(38)	(54)	(56)
(102)	(149)	Expenditure on internally developed intangible assets	(46)	(42)	(67)	(61)
(3)	(4)	Purchase of investments	(3)	(2)	(5)	(3)
8	12	Proceeds from disposal of property, plant and equipment	1	2	1	3
36	52	Proceeds from other disposals	39	14	56	20
16	23	Dividends received from joint ventures	6	8	9	12

(455)	(665)	Net cash used in investing activities	(176)	(120)	(258)	(176)

		Cash flows from financing activities
(336)	(491)	Dividends paid to shareholders of the parent companies	(269)	(244)	(393)	(356)
(492)	(718)	Increase/(decrease) in bank loans, overdrafts and commercial paper	568	(234)	829	(341)
544	794	Issuance of other loans	7	529	10	772
(90)	(132)	Repayment of other loans	(31)	(88)	(45)	(128)
(13)	(19)	Repayment of finance leases	(7)	(6)	(10)	(9)
25	37	Proceeds on issue of ordinary shares	43	16	63	23
(27)	(39)	Purchase of treasury shares	(288)	(3)	(420)	(4)

(389)	(568)	Net cash from/(used in) financing activities	23	(30)	34	(43)

66	96	(Decrease)/increase in cash and cash equivalents	(4)	(26)	(6)	(38)

		Movement in cash and cash equivalents
225	317	At start of period	296	225	432	317
66	96	(Decrease)/increase in cash and cash equivalents	(4)	(26)	(6)	(38)
5	19	Exchange translation differences	(2)	1	(8)	19

296	432	At end of period	290	200	418	298

Adjusted operating cash flow figures are presented in note 4 as additional performance measures.

Reed Elsevier Interim Results 2006     12
Combined financial information
continued
Combined balance sheet
As at 30 June 2006

				£		€
As at 31 December			As at 30 June		As at 30 June
2005	2005		2006	2005	2006	2005
£m	€m		£m	£m	€m	€m

		Non-current assets
3,030	4,424	Goodwill	2,983	2,778	4,296	4,139
2,979	4,349	Intangible assets	2,777	2,884	3,999	4,297
115	168	Investments	121	108	174	161
314	458	Property, plant and equipment	296	303	426	452
—	—	Net pension assets	166	—	239	—
266	388	Deferred tax assets	139	274	200	408

6,704	9,787		6,482	6,347	9,334	9,457

		Current assets
630	920	Inventories and pre-publication costs	661	610	952	909
1,437	2,098	Trade and other receivables	1,314	1,276	1,891	1,901
296	432	Cash and cash equivalents	290	200	418	298

2,363	3,450		2,265	2,086	3,261	3,108

60	88	Assets held for sale	20	—	29	—

9,127	13,325	Total assets	8,767	8,433	12,624	12,565

		Current liabilities
1,982	2,893	Trade and other payables	1,677	1,569	2,415	2,337
900	1,314	Borrowings	1,637	780	2,357	1,162
269	393	Taxation	257	303	370	451

3,151	4,600		3,571	2,652	5,142	3,950

		Non-current liabilities
2,264	3,305	Borrowings	1,906	2,545	2,745	3,792
287	420	Taxation	288	192	415	286
980	1,431	Deferred tax liabilities	897	928	1,292	1,382
405	591	Net pension obligations	247	467	356	696
44	64	Provisions	37	50	52	75

3,980	5,811		3,375	4,182	4,860	6,231

11	16	Liabilities associated with assets held for sale	3	—	4	—

7,142	10,427	Total liabilities	6,949	6,834	10,006	10,181

1,985	2,898	Net assets	1,818	1,599	2,618	2,384

		Capital and reserves
190	277	Combined share capitals	191	189	275	282
1,805	2,635	Combined share premiums	1,858	1,776	2,676	2,646
(93)	(136)	Combined shares held in treasury	(382)	(69)	(550)	(103)
89	130	Translation reserve	(40)	(15)	(63)	113
(21)	(30)	Other combined reserves	177	(295)	260	(574)

1,970	2,876	Combined shareholders’ equity	1,804	1,586	2,598	2,364
15	22	Minority interests	14	13	20	20

1,985	2,898	Total equity	1,818	1,599	2,618	2,384

Approved by the boards of Reed Elsevier PLC and Reed Elsevier NV, 26 July 2006.

Reed Elsevier Interim Results 2006     13
Combined financial information
continued
Combined statement of recognised income and expense
For the six months ended 30 June 2006

				£		€
Year ended			Six months ended		Six months ended
31 December			30 June		30 June
2005	2005		2006	2005	2006	2005
£m	€m		£m	£m	€m	€m

464	677	Net profit for the period	218	135	318	197

180	346	Exchange differences on translation of foreign operations	(118)	107	(208)	288
(37)	(54)	Actuarial gains/(losses) on defined benefit pension schemes	290	(143)	423	(209)
3	4	Fair value movements on available for sale investments	2	—	3	—
(10)	(15)	Fair value movements on cash flow hedges	32	(4)	47	(6)
10	15	Tax on actuarial gains/losses on defined benefit pension schemes	(90)	41	(131)	60
(13)	(19)	Tax on fair value movements on cash flow hedges	(10)	(7)	(15)	(10)

133	277	Net income/(expense) recognised directly in equity	106	(6)	119	123

(19)	(28)	Transfer to net profit from hedge reserve	(4)	(12)	(6)	(18)

578	926	Total recognised income and expense for the period	320	117	431	302

		Attributable to:
576	924	Parent companies’ shareholders	319	116	430	301
2	2	Minority interests	1	1	1	1

578	926	Total recognised income and expense for the period	320	117	431	302

Combined shareholders’ equity reconciliation
For the six months ended 30 June 2006

				£		€
Year ended			Six months ended		Six months ended
31 December			30 June		30 June
2005	2005		2006	2005	2006	2005
£m	€m		£m	£m	€m	€m

576	924	Total recognised net income attributable to the parent companies’ shareholders	319	116	430	301
(336)	(491)	Dividends declared	(269)	(244)	(393)	(356)
25	37	Issue of ordinary shares, net of expenses	43	16	63	23
(27)	(39)	Increase in shares held in treasury	(288)	(3)	(420)	(4)
57	83	Increase in share based remuneration reserve	29	26	42	38

		Net (decrease)/increase in combined
295	514	shareholders’ equity	(166)	(89)	(278)	2
1,675	2,362	Combined shareholders’ equity at start of period	1,970	1,675	2,876	2,362

1,970	2,876	Combined shareholders’ equity at end of period	1,804	1,586	2,598	2,364

Reed Elsevier Interim Results 2006     14
Notes to the combined financial information
1 Basis of preparation
The Reed Elsevier combined financial information (“the combined financial information”) represents the combined interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders and encompasses the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV (“the combined businesses”).
The combined financial information has been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union. The Reed Elsevier accounting policies under IFRS are set out in the Reed Elsevier Annual Reports and Financial Statements 2005 on pages 60 to 64. The combined financial information has been prepared in accordance with those accounting polices and with IAS34 – Interim Financial Reporting.
The combined financial information for the six months ended 30 June 2006 and the comparative amounts to 30 June 2005 are unaudited but have been reviewed by the auditors. The combined financial information for the year ended 31 December 2005 has been abridged from the Reed Elsevier Annual Reports and Financial Statements 2005, which received an unqualified audit report.
2 Segment analysis
Revenue

				£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2005	2005		2006	2005	2006	2005
£m	€m		£m	£m	€m	€m

		Business segment
1,436	2,097	Elsevier	721	644	1,053	940
1,466	2,140	LexisNexis	768	683	1,121	997
901	1,315	Harcourt Education	390	366	569	534
1,363	1,990	Reed Business	748	675	1,092	986

5,166	7,542	Total	2,627	2,368	3,835	3,457

		Geographical origin
2,888	4,216	North America	1,451	1,307	2,118	1,908
870	1,270	United Kingdom	411	393	600	574
500	730	The Netherlands	269	249	393	363
601	878	Rest of Europe	331	270	483	394
307	448	Rest of world	165	149	241	218

5,166	7,542	Total	2,627	2,368	3,835	3,457

		Geographical market
2,974	4,342	North America	1,485	1,347	2,168	1,966
568	829	United Kingdom	288	259	420	378
202	295	The Netherlands	104	97	152	142
804	1,174	Rest of Europe	419	354	612	517
618	902	Rest of world	331	311	483	454

5,166	7,542	Total	2,627	2,368	3,835	3,457

Reed Elsevier Interim Results 2006     15
Notes to the combined financial information
2     Segment analysis continued
Adjusted operating profit

				£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2005	2005		2006	2005	2006	2005
£m	€m		£m	£m	€m	€m

		Business segment
449	655	Elsevier	196	189	286	277
338	493	LexisNexis	169	151	247	220
161	235	Harcourt Education	10	15	15	22
214	313	Reed Business	152	118	222	172

1,162	1,696	Subtotal	527	473	770	691
(32)	(47)	Corporate costs	(21)	(18)	(31)	(27)
12	18	Unallocated net pension credit	17	6	25	9

1,142	1,667	Total	523	461	764	673

		Geographical origin
595	869	North America	223	202	326	295
186	271	United Kingdom	70	69	102	101
166	242	The Netherlands	106	92	155	134
141	206	Rest of Europe	90	69	131	101
54	79	Rest of world	34	29	50	42

1,142	1,667	Total	523	461	764	673

Adjusted operating profit figures are presented as additional performance measures. They are stated before the amortisation of acquired intangible assets and acquisition integration costs, and are grossed up to exclude the equity share of taxes in joint ventures. Adjusted figures are reconciled to the reported figures in note 4. The unallocated net pension credit of £17m/ €25m (2005 interim: £6m/ €9m) comprises the expected return on pension scheme assets of £90m/ €131m (2005 interim: £74m/ €108m) less interest on pension scheme liabilities of £73m/ €106m (2005 interim: £68m/ €99m).
Operating profit

				£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2005	2005		2006	2005	2006	2005
£m	€m		£m	£m	€m	€m

		Business segment
396	578	Elsevier	157	166	229	242
218	318	LexisNexis	114	95	167	139
87	127	Harcourt Education	(34)	(22)	(50)	(32)
158	231	Reed Business	120	90	175	131

859	1,254	Subtotal	357	329	521	480
(32)	(47)	Corporate costs	(21)	(18)	(31)	(26)
12	18	Unallocated pension credit	17	6	25	9

839	1,225	Total	353	317	515	463

		Geographical origin
364	531	North America	99	92	145	134
158	231	United Kingdom	53	55	77	80
161	235	The Netherlands	105	90	153	132
106	155	Rest of Europe	63	53	92	77
50	73	Rest of world	33	27	48	40

839	1,225	Total	353	317	515	463

Share of post-tax results of joint ventures of £14m/ €20m (2005 interim: £8m/ €12m) included in operating profit comprises £2m/ €2m (2005 interim: £2m/ €3m) relating to LexisNexis and £12m/ €18m (2005 interim: £6m/ €9m) relating to Reed Business.

Reed Elsevier Interim Results 2006     16
Notes to the combined financial information
3 Combined cash flow statement
Reconciliation of operating profit before joint ventures to cash generated from operations

				£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2005	2005		2006	2005	2006	2005
£m	€m		£m	£m	€m	€m

823	1,202	Operating profit before joint ventures	339	309	495	451

276	403	Amortisation of acquired intangible assets	151	131	221	191
57	83	Amortisation of internally developed intangible assets	34	29	50	42
87	127	Depreciation of property, plant and equipment	47	40	69	58
57	83	Share based remuneration	29	26	42	38

477	696	Total non cash items	261	226	382	329

(77)	(112)	Movement in working capital	(285)	(258)	(417)	(376)

1,223	1,786	Cash generated from operations	315	277	460	404

Reconciliation of net borrowings

						£
					Six months ended 30 June
Year ended		Cash &		Related derivative
31 December		cash		financial
2005		equivalents	Borrowings	instruments	2006	2005
£m		£m	£m	£m	£m	£m

(2,538)	At start of period	296	(3,164)	174	(2,694)	(2,538)

66	(Decrease)/increase in cash and cash equivalents	(4)	—	—	(4)	(26)
51	(Increase)/decrease in borrowings	—	(537)	—	(537)	(201)

117	Changes resulting from cash flows	(4)	(537)	—	(541)	(227)

—	Borrowings in acquired businesses	—	—	—	—	(1)
(10)	Inception of finance leases	—	(3)	—	(3)	(7)
5	Fair value adjustments	—	13	(11)	2	1
(268)	Exchange translation differences	(2)	148	(10)	136	(141)

(2,694)	At end of period	290	(3,543)	153	(3,100)	(2,913)

						€
					Six months ended 30 June
Year ended		Cash &		Related derivative
31 December		cash		financial
2005		equivalents	Borrowings	instruments	2006	2005
€m		€m	€m	€m	€m	€m

(3,578)	At start of period	432	(4,619)	254	(3,933)	(3,578)

96	(Decrease)/increase in cash and cash equivalents	(6)	—	—	(6)	(38)
75	(Increase)/decrease in borrowings	—	(784)	—	(784)	(294)

171	Changes resulting from cash flows	(6)	(784)	—	(790)	(332)

—	Borrowings in acquired businesses	—	—	—	—	(1)
(15)	Inception of finance leases	—	(4)	—	(4)	(9)
7	Fair value adjustments	—	19	(16)	3	1
(518)	Exchange translation differences	(8)	286	(18)	260	(421)

(3,933)	At end of period	418	(5,102)	220	(4,464)	(4,340)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, and those derivative financial instruments used to hedge the fair value of fixed rate borrowings.

Reed Elsevier Interim Results 2006     17
Notes to the combined financial information
4 Adjusted figures
Reed Elsevier uses adjusted figures as key performance measures. Adjusted figures are stated before amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Adjusted operating profits are also grossed up to exclude the equity share of taxes in joint ventures.
Adjusted operating cash flow is measured after dividends from joint ventures and net capital expenditure but before payments in relation to acquisition integration costs.

				£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2005	2005		2006	2005	2006	2005
£m	€m		£m	£m	€m	€m

839	1,225	Operating profit	353	317	515	463
		Adjustments:
276	403	Amortisation of acquired intangible assets	151	131	221	191
21	30	Acquisition integration costs	12	8	18	12
6	9	Reclassification of tax in joint ventures	7	5	10	7

1,142	1,667	Adjusted operating profit	523	461	764	673

701	1,023	Profit before tax	276	255	402	372
		Adjustments:
276	403	Amortisation of acquired intangible assets	151	131	221	191
21	30	Acquisition integration costs	12	8	18	12
6	9	Reclassification of tax in joint ventures	7	5	10	7
(2)	(2)	Disposals and other non operating items	—	(4)	—	(5)

1,002	1,463	Adjusted profit before tax	446	395	651	577

462	675	Profit attributable to parent companies’ shareholders	217	134	317	196
		Adjustments (post tax):
310	452	Amortisation of acquired intangible assets	163	145	238	211
17	24	Acquisition integration costs	10	7	15	10
(2)	(2)	Disposals and other non operating items	2	(3)	2	(4)
(33)	(48)	Deferred tax adjustment	(55)	11	(80)	16

754	1,101	Adjusted profit attributable to parent companies’ shareholders	337	294	492	429

1,223	1,786	Cash generated from operations	315	277	460	404
16	23	Dividends received from joint ventures	6	8	9	12
(93)	(136)	Purchase of property, plant and equipment	(37)	(38)	(54)	(56)
8	12	Proceeds from disposal of property, plant and equipment	1	2	1	3
(102)	(149)	Expenditure on internally developed intangible assets	(46)	(42)	(67)	(61)
28	41	Payments in relation to acquisition integration costs	13	12	19	18

1,080	1,577	Adjusted operating cash flow	252	219	368	320

Tax cash flow benefits of £2m/€3m (2005 interim: £2m/€3m) were obtained in relation to acquisition integration costs and disposals and other non operating items.

Reed Elsevier Interim Results 2006     18
Notes to the combined financial information
5 Exchange translation rates
In preparing the combined financial information the following exchange rates have been applied:

Year ended
31 December 2005			Income statement		Balance sheet
Income	Balance		30 June	30 June	30 June	30 June
statement	sheet		2006	2005	2006	2005

1.46	1.46	Euro to sterling	1.46	1.46	1.44	1.49
1.82	1.73	US dollars to sterling	1.79	1.87	1.83	1.80
0.80	0.84	Euro to US dollars	0.82	0.78	0.79	0.83
1.25	1.18	US dollars to euro	1.23	1.28	1.27	1.21

Reed Elsevier Interim Results 2006     19
Reed Elsevier PLC
Summary financial information
Basis of preparation
The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier PLC and its subsidiary undertakings. The summary financial information has been prepared on the basis of the accounting policies of the Reed Elsevier combined businesses as set out on pages 60 to 64 of the Reed Elsevier Annual Reports and Financial Statements 2005, which are in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union, and is in accordance with IAS34 – Interim Financial Reporting. Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses is shown in the balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiary undertakings.
The summary financial information does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. The interim figures for the six months ended 30 June 2006 and the comparative amounts to 30 June 2005 are unaudited but have been reviewed by the auditors. The summary financial information for the year ended 31 December 2005 has been abridged from the Reed Elsevier Annual Reports and Financial Statements 2005, which have been filed with the UK Registrar of Companies and received an unqualified audit report.
Consolidated income statement
For the six months ended 30 June 2006

			£
Year ended		Six months ended
31 December		30 June
2005		2006	2005
£m		£m	£m

(2)	Administrative expenses	—	—
(9)	Effect of tax credit equalisation on distributed earnings	(7)	(6)
252	Share of results of joint ventures	120	72

241	Operating profit	113	66
1	Finance (costs)/income	(2)	1

242	Profit before tax	111	67
(7)	Taxation	(3)	(2)

235	Profit attributable to ordinary shareholders	108	65

Earnings per ordinary share

£
Year ended		Six months ended
31 December		30 June
2005		2006	2005
pence		pence	pence

18.6p	Basic earnings per share	8.6p	5.1p
18.4p	Diluted earnings per share	8.5p	5.1p
Adjusted profit and earnings per share figures are presented in note 1 as additional performance measures.

Reed Elsevier Interim Results 2006     20
Reed Elsevier PLC
Summary financial information
Consolidated cash flow statement
For the six months ended 30 June 2006

			£
Year ended		Six months ended
31 December		30 June
2005		2006	2005
£m		£m	£m

	Cash flows from operating activities
(2)	Cash used by operations	—	—
1	Interest (paid)/received	(1)	3
(8)	Tax paid	(2)	(3)

(9)	Net cash used in operating activities	(3)	—

168	Dividends received from joint ventures	285	120

	Cash flows from financing activities
(168)	Equity dividends paid	(135)	(120)
14	Proceeds on issue of ordinary shares	21	8
—	Purchase of treasury shares	(111)	—
(5)	Increase in net funding balances due from joint ventures	(57)	(8)

(159)	Net cash used in financing activities	(282)	(120)

—	Movement in cash and cash equivalents	—	—

Consolidated balance sheet
As at 30 June 2006

			£
As at		As at
31 December		30 June
2005		2006	2005
£m		£m	£m

	Non-current assets
490	Investments in joint ventures	347	286
	Current assets
600	Amounts due from joint ventures	657	601

1,090	Total assets	1,004	887

	Current liabilities
1	Payables	2	1
11	Taxation	12	11

12		14	12

	Non-current liabilities
36	Amounts owed to joint ventures	36	36

48	Total liabilities	50	48

1,042	Net assets	954	839

	Capital and reserves
160	Called up share capital	160	159
987	Share premium account	1,008	982
(49)	Shares held in treasury	(201)	(37)
4	Capital redemption reserve	4	4
31	Translation reserve	(31)	(8)
(91)	Other reserves	14	(261)

1,042	Total equity	954	839

Approved by the board of directors, 26 July 2006.

Reed Elsevier Interim Results 2006     21
Reed Elsevier PLC
Summary financial information
Consolidated statement of recognised income and expense
For the six months ended 30 June 2006

Year ended			£
31 December		Six months ended 30 June
2005		2006	2005
£m		£m	£m

235	Profit attributable to ordinary shareholders	108	65
71	Share of joint ventures’ net income/(expense) recognised directly in equity	56	(4)
(10)	Share of joint ventures’ transfer to net profit from hedge reserve	(2)	(6)

296	Total recognised net income and expense for the period	162	55

Reconciliation of consolidated shareholders’ equity
For the six months ended 30 June 2006

Year ended			£
31 December		Six months ended 30 June
2005		2006	2005
£m		£m	£m

296	Total recognised net income for the period	162	55
(168)	Equity dividends declared	(135)	(120)
14	Issue of ordinary shares, net of expenses	21	8
(14)	Increase in shares held in treasury	(152)	(2)
30	Increase in share based remuneration reserve	15	14
(2)	Equalisation adjustments	1	(2)

156	Net (decrease)/increase in shareholders’ equity	(88)	(47)
886	Shareholders’ equity at start of period	1,042	886

1,042	Shareholders’ equity at end of period	954	839

Notes to the summary financial information
1 Adjusted figures
Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier PLC shareholders’ 52.9% economic interest in the adjusted profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 4 to the combined financial information. The adjusted figures are derived as follows:

Year ended
31 December
Profit						£
attributable to	Basic		Six months ended 30 June
ordinary	earnings		Profit attributable to		Basic earnings
shareholders	per share		ordinary shareholders		per share
2005	2005		2006	2005	2006	2005
£m	pence		£m	£m	pence	pence

235	18.6p	Reported figures	108	65	8.6p	5.1p
9	0.7p	Effect of tax credit equalisation on distributed earnings	7	6	0.5p	0.5p

244	19.3p	Profit attributable to ordinary shareholders based on 52.9% economic interest in the Reed Elsevier combined businesses	115	71	9.1p	5.6p
155	12.2p	Share of adjustments in joint ventures	63	85	5.1p	6.7p

399	31.5p	Adjusted figures	178	156	14.2p	12.3p

Reed Elsevier Interim Results 2006      22
Reed Elsevier PLC
Summary financial information
Notes to the summary financial information
2 Dividends
On 26 July 2006 an interim dividend of 4.1p per ordinary share (2005 interim: 3.7p per ordinary share) was declared by the Directors of Reed Elsevier PLC. The total cost of funding this dividend of £51m (2005 interim: £48m) will be recognised when paid. During the six months ended 30 June 2006, the final 2005 dividend of 10.7p per ordinary share was paid, at a total cost of £135m (2005 interim: 9.6p per ordinary share; £120m).
3 Share capital and treasury shares

Year ended
31 December				Six months ended 30 June
2005				2006	2005
Shares in				Shares in	Shares in
issue net of				issue net of	issue net of
treasury		Shares in	Treasury	treasury	treasury
shares		issue	shares	shares	shares
millions		millions	millions	millions	millions

	Number of ordinary shares
1,265.4	At start of period	1,277.0	(10.8)	1,266.2	1,265.4
3.6	Issue of ordinary shares	4.7	0.2	4.9	2.1
—	Share repurchases	—	(20.6)	(20.6)	—
(2.8)	Purchase of shares by employee benefit trust	—	(6.9)	(6.9)	(2.8)

1,266.2	At end of period	1,281.7	(38.1)	1,243.6	1,264.7

1,266.2	Average number of ordinary shares during the period			1,257.4	1,266.2

4 Contingent liabilities
There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier PLC and Reed Elsevier NV amounting to £3,117m at 30 June 2006 (31 December 2005: £2,705m).

Reed Elsevier Interim Results 2006     23
Reed Elsevier NV
Summary financial information
Basis of preparation
The Reed Elsevier NV share of the Reed Elsevier combined results has been calculated on the basis of the 50% economic interest of the Reed Elsevier NV shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier NV and its subsidiary undertakings. The summary financial information has been prepared on the basis of the accounting policies of the Reed Elsevier combined businesses as set out on pages 60 to 64 of the Reed Elsevier Annual Reports and Financial Statements 2005, which are in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union, and is in accordance with IAS34 – Interim Financial Reporting. Reed Elsevier NV’s 50% economic interest in the net assets of the combined businesses is shown in the balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV and its subsidiary undertakings.
The interim figures for the six months ended 30 June 2006 and the comparative amounts to 30 June 2005 are unaudited but have been reviewed by the auditors. The summary financial information for the year ended 31 December 2005 has been abridged from the Reed Elsevier Annual Reports and Financial Statements 2005, which received an unqualified audit report.
Consolidated income statement
For the six months ended 30 June 2006

			€
Year ended		Six months ended
31 December		30 June
2005		2006	2005
€m		€m	€m

(3)	Administrative expenses	(1)	(1)
339	Share of results of joint ventures	159	97

336	Operating profit	158	96
2	Finance income	1	2

338	Profit before tax	159	98
—	Taxation	—	—

338	Profit attributable to ordinary shareholders	159	98

Earnings per ordinary share

			€
Year ended		Six months ended
31 December		30 June
2005		2006	2005
€		€	€

€0.43	Basic earnings per share	€0.20	€0.13
€0.43	Diluted earnings per share	€0.20	€0.13

Adjusted profit and earnings per share figures are presented in note 1 as additional performance measures.

Reed Elsevier Interim Results 2006     24
Reed Elsevier NV
Summary financial information
Consolidated cash flow statement
For the six months ended 30 June 2006

			€
Year ended		Six months ended
31 December		30 June
2005		2006	2005
€m		€m	€m

	Cash flows from operating activities
(5)	Cash used by operations	(1)	(1)
1	Interest received	8	1
2	Tax received	—	1

(2)	Net cash from operating activities	7	1

189	Dividends received from joint ventures	599	120

	Cash flows from financing activities
(245)	Equity dividends paid	(197)	(177)
18	Proceeds on issue of ordinary shares	32	10
—	Purchase of treasury shares	(156)	—
16	(Increase)/decrease in net funding balances due from joint ventures	(181)	25

(211)	Net cash used in financing activities	(502)	(142)

(24)	Movement in cash and cash equivalents	104	(21)

Consolidated balance sheet
As at 30 June 2006

			€
As at 31 December		As at 30 June
2005		2006	2005
€m		€m	€m

	Non-current assets
1,487	Investments in joint ventures	1,070	1,238
	Current assets
14	Amounts due from joint ventures – funding	195	5
8	Amounts due from joint ventures – other	1	6
1	Cash and cash equivalents	105	4

23		301	15

1,510	Total assets	1,371	1,253

	Current liabilities
8	Payables	8	8
6	Taxation	6	5

14		14	13

	Non-current liabilities
58	Taxation	58	58

72	Total liabilities	72	71

1,438	Net assets	1,299	1,182

	Capital and reserves
47	Share capital issued	47	47
1,495	Paid-in surplus	1,527	1,495
(68)	Shares held in treasury	(278)	(49)
76	Translation reserve	(28)	46
(112)	Other reserves	31	(357)

1,438	Total equity	1,299	1,182

Approved by the Combined Board of directors, 26 July 2006.

Reed Elsevier Interim Results 2006     25
Reed Elsevier NV
Summary financial information
Consolidated statement of recognised income and expense
For the six months ended 30 June 2006

			€
Year ended 31		Six months ended
December		30 June
2005		2006	2005
€m		€m	€m

338	Profit attributable to ordinary shareholders	159	98
138	Share of joint ventures’ net income recognised directly in equity	60	61
(14)	Share of joint ventures’ transfer to net profit from hedge reserve	(3)	(9)

462	Total recognised net income and expense for the period	216	150

Reconciliation of consolidated shareholders’ equity
For the six months ended 30 June 2006

			€
Year ended		Six months ended
31 December		30 June
2005		2006	2005
€m		€m	€m

462	Total recognised net income for the period	216	150
(245)	Equity dividends declared	(197)	(177)
18	Issue of ordinary shares, net of expenses	32	10
(20)	Increase in shares held in treasury	(210)	(2)
42	Increase in share based remuneration reserve	21	19
—	Equalisation adjustments	(1)	1

257	Net (decrease)/increase in shareholders’ equity	(139)	1
1,181	Shareholders’ equity at start of period	1,438	1,181

1,438	Shareholders’ equity at end of period	1,299	1,182

Notes to the summary financial information
1 Adjusted figures
Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier NV shareholders’ 50% economic interest in the adjusted profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 4 to the combined financial information. The adjusted figures are derived as follows:

Year ended
31 December						€
Profit			Six months ended 30 June
attributable	Basic		Profit attributable to
to ordinary	earnings		ordinary		Basic earnings
shareholders	per share		shareholders		per share
2005	2005		2006	2005	2006	2005
€m	€		€m	€m	€	€

338	€0.43	Reported figures	159	98	€0.20	€0.13
213	€0.27	Share of adjustments in joint ventures	87	117	€0.12	€0.14

551	€0.70	Adjusted figures	246	215	€0.32	€0.27

Reed Elsevier Interim Results 2006     26
Reed Elsevier NV
Summary financial information
Notes to the summary financial information
2 Dividends
On 26 July 2006 an interim dividend of €0.102 per ordinary share (2005 interim: €0.092 per ordinary share) was declared by the Boards of Reed Elsevier NV. The total cost of funding this dividend of €74m (2005 interim: €68m) will be recognised when paid. During the six months ended 30 June 2006, the final 2005 dividend of €0.267 per ordinary share was paid, at a total cost of €197m (2005 interim: €0.24 per ordinary share; €177m).
3 Share capital and treasury shares

Year ended
31 December				Six months ended 30 June
2005				2006	2005
Shares in				Shares in	Shares in
issue net of				issue net of	issue net of
treasury		Shares in	Treasury	treasury	treasury
shares		issue	`shares	shares	shares
millions		millions	millions	millions	millions

	Number of ordinary shares
736.4	At start of period	741.8	(5.5)	736.3	736.4
1.9	Issue of ordinary shares	3.4	0.2	3.6	1.2
—	Share repurchases	—	(13.4)	(13.4)	—
(2.0)	Purchase of shares by employee benefit trust	—	(4.1)	(4.1)	(2.0)

736.3	At end of period	745.2	(22.8)	722.4	735.6

783.1	Average number of equivalent ordinary
	shares during the period			775.7	783.7

The average number of equivalent ordinary shares takes into account the “R” shares in the company held by Reed Elsevier PLC, which represents a 5.8% interest in the company’s share capital.
4 Contingent liabilities
There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier NV and Reed Elsevier PLC amounting to €4,491m at 30 June 2006 (31 December 2005: €3,949m).

Reed Elsevier Interim Results 2006      27
Additional information for
US investors
Summary financial information in US dollars
This summary financial information in US dollars is a simple translation of the Reed Elsevier combined financial information into US dollars at the rates of exchange set out in note 5 to the combined financial information. The financial information provided below is prepared in accordance with accounting principles as used in the preparation of the Reed Elsevier combined financial information. It does not represent a restatement under US Generally Accepted Accounting Principles (“US GAAP”), which would be different in some significant respects.
Combined income statement

Year ended			$
31 December		Six months ended 30 June
2005		2006	2005
US$m		US$m	US$m

9,402	Revenue	4,702	4,428
1,527	Operating profit	632	593
1,276	Profit before tax	494	477
841	Profit attributable to parent companies’ shareholders	388	251
2,078	Adjusted operating profit	936	862
1,824	Adjusted profit before tax	798	739
1,372	Adjusted profit attributable to parent companies’ shareholders	603	550

US$	Basic earnings per American Depositary Share (ADS)	US$	US$
$1.35	Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$0.62	$0.38
$1.07	Reed Elsevier NV (Each ADS comprises two ordinary shares)	$0.49	$0.33
	Adjusted earnings per American Depositary Share (ADS)
$2.29	Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$1.02	$0.92
$1.75	Reed Elsevier NV (Each ADS comprises two ordinary shares)	$0.78	$0.69

Adjusted earnings per American Depository Share is based on Reed Elsevier PLC shareholders’ 52.9% and Reed Elsevier NV’s 50% respective share of the adjusted profit attributable of the Reed Elsevier combined businesses. Adjusted figures are presented as additional performance measures and are reconciled to the reported figures at their sterling and euro amounts in note 4 to the combined financial information and in note 1 to the summary financial information of each of the two parent companies.
Combined cash flow statement

			$
Year ended		Six months ended
31 December		30 June
2005		2006	2005
US$m		US$m	US$m

1,656	Net cash from operating activities	267	232
(828)	Net cash used in investing activities	(315)	(225)
(708)	Net cash from/(used in) financing activities	41	(56)

120	(Decrease)/increase in cash and cash equivalents	(7)	(49)

1,966	Adjusted operating cash flow	451	410

Reed Elsevier Interim Results 2006      28
Additional information for
US investors
Combined balance sheet

			$
As at 31		As at
December		30 June
2005		2006	2005
US$m		US$m	US$m

11,598	Non-current assets	11,862	11,424
4,088	Current assets	4,145	3,755
104	Assets held for sale	37	—

15,790	Total assets	16,044	15,179

5,451	Current liabilities	6,535	4,774
6,885	Non-current liabilities	6,176	7,527
20	Liabilities associated with assets held for sale	6	—

12,356	Total liabilities	12,717	12,301

3,434	Net assets	3,327	2,878

Summary of the principal differences between IFRS and US GAAP
IFRS differ in certain significant respects to US GAAP. The Annual Reports and Financial Statements 2005 set out the principal differences, insofar as they relate to Reed Elsevier. The effects on net income attributable to shareholders and combined shareholders’ equity of material differences to US GAAP are set out below.

				£		€
Year ended			Six months ended		Six months ended
31 December			30 June		30 June
2005	2005		2006	2005	2006	2005
£m	€m		£m	£m	€m	€m

462	675	Net income as reported (IFRS)	217	134	317	196
		US GAAP adjustments:
5	7	Goodwill and intangible assets	2	1	3	1
(78)	(114)	Pensions	(86)	(35)	(126)	(51)
(5)	(7)	Derivative financial instruments	2	7	3	10
3	4	Deferred taxation	11	(13)	16	(19)
(13)	(19)	Other	(4)	3	(6)	5

374	546	Net income under US GAAP	142	97	207	142

				£		€
As at 31 December			As at 30 June		As at 30 June
2005	2005		2006	2005	2006	2005
£m	€m		£m	£m	€m	€m

1,970	2,876	Shareholders’ equity as reported (IFRS)	1,804	1,586	2,598	2,364
		US GAAP adjustments:
1,491	2,177	Goodwill and intangible assets	1,428	1,439	2,056	2,144
409	597	Pensions	43	596	62	888
5	7	Derivative financial instruments	—	—	—	—
(119)	(174)	Deferred taxation	(17)	(166)	(24)	(247)
7	10	Other	3	25	4	36

3,763	5,493	Shareholders’ equity under US GAAP	3,261	3,480	4,696	5,185

Reed Elsevier Interim Results 2006      29
Independent review report
to Reed Elsevier PLC and Reed Elsevier NV
Introduction
We have been instructed by the boards of Reed Elsevier PLC and Reed Elsevier NV to review the combined financial information of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together “the Combined Businesses”) for the six months ended 30 June 2006 which comprises the combined income statement, combined cash flow statement, combined balance sheet, combined statement of recognised income and expense, combined shareholders’ equity reconciliation and related notes 1 to 5. We have also reviewed the summary financial information of Reed Elsevier PLC and Reed Elsevier NV for the six months ended 30 June 2006 which comprise, respectively, the consolidated income statement, consolidated cash flow statement, consolidated balance sheet, consolidated statement of recognised income and expense, reconciliation of consolidated shareholders’ equity and the related notes 1 to 4. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.
This report is made solely to Reed Elsevier PLC and Reed Elsevier NV in accordance with Bulletin 1999/4 issued by the United Kingdom Auditing Practices Board. Our review work has been undertaken so that we might state to Reed Elsevier PLC and Reed Elsevier NV those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by applicable law, we do not accept or assume responsibility to anyone other than Reed Elsevier PLC and Reed Elsevier NV, for our review work, for this report, or for the conclusions we have formed.
Directors’ responsibilities
The Reed Elsevier Interim Statement, including the financial information contained therein, is the responsibility of, and has been approved by, the directors of Reed Elsevier PLC and Reed Elsevier NV. The directors of Reed Elsevier PLC and Reed Elsevier NV are responsible for preparing the Reed Elsevier Interim Statement in accordance with the Listing Rules of the UK Financial Services Authority and the requirements of International Accounting Standard 34: “Interim Financial Reporting” which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.
Review work performed
We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the United Kingdom Auditing Practices Board and in accordance with standards for review engagements generally accepted in the Netherlands. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing and International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.
Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

Deloitte & Touche LLP	Deloitte Accountants BV
Chartered Accountants	JPM Hopmans
London	Amsterdam
United Kingdom	The Netherlands
26 July 2006	26 July 2006

Reed Elsevier Interim Results 2006      30
Investor information
Financial calendar

2006
27 July	PLC	Announcement of interim results for the six months to 30 June 2006
NV
28 July	NV	Record date – 2006 interim dividend, Reed Elsevier NV ordinary shares

31 July	NV	Ex-dividend date – 2006 interim dividend, Reed Elsevier NV ordinary shares and ADRs
2 August	NV	Record date – 2006 interim dividend, Reed Elsevier NV ADRs
2 August	PLC	Ex-dividend date – 2006 interim dividends, Reed Elsevier PLC ordinary shares and ADRs

4 August	PLC	Record date – 2006 interim dividends, Reed Elsevier PLC ordinary shares and ADRs

25 August	PLC	Payment date – 2006 interim dividends, Reed Elsevier PLC and Reed Elsevier NV ordinary shares
NV
1 September	PLC	Payment date – 2006 interim dividends, Reed Elsevier PLC and Reed Elsevier NV ADRs
NV
16 November	PLC	Trading update issued in relation to the 2006 financial year
NV

2007
15 February	PLC	Announcement of Preliminary Results for the year to 31 December 2006
NV
17 April	PLC	Annual General Meeting – Reed Elsevier PLC, London
18 April	NV	Annual General Meeting – Reed Elsevier NV, Amsterdam
26 July	PLC	Announcement of interim results for the six months to 30 June 2007
NV
Listings

Reed Elsevier PLC	Reed Elsevier NV

London Stock Exchange	Euronext Amsterdam
Ordinary shares (REL)	Ordinary shares (REN)

New York Stock Exchange	New York Stock Exchange
American Depositary Shares (RUK) — CUSIP No. 758205108	American Depositary Shares (ENL) — CUSIP No. 758204101
Each ADR represents four ordinary shares	Each ADR represents two ordinary shares

Reed Elsevier Interim Results 2006      31
Investor information
continued
Contacts

Reed Elsevier PLC	Reed Elsevier NV
1-3 Strand	Radarweg 29
London WC2N 5JR	1043 NX Amsterdam
United Kingdom	The Netherlands
Tel: +44 (0) 20 7930 7077	Tel: +31 (0) 20 485 2222
Fax: +44 (0) 20 7166 5799	Fax: +31 (0) 20 618 0325

Auditors
Deloitte & Touche LLP	Deloitte Accountants BV
Hill House, 1 Little New Street	Orlyplein 50
London EC4A 3TR	1043 DP Amsterdam
United Kingdom	The Netherlands

Stockbrokers
JP Morgan Cazenove Limited	ABN AMRO Bank NV
20 Moorgate	Gustav Mahlerlann 10
London EC2R 6DA	1082 PP Amsterdam
United Kingdom	The Netherlands

Reed Elsevier PLC Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
United Kingdom
Tel: +44 (0) 870 600 3970 (UK callers)
+44 121 415 7047 (non-UK callers)
www.shareview.co.uk

Reed Elsevier PLC and Reed Elsevier NV
ADR Depositary
The Bank of New York
Investor Relations
PO Box 11258
Church Street Station
New York NY10286-1258
USA
Tel: +1 888 269 2377
+1 212 815 3700 (outside the US)
email: shareowners@bankofny.com
www.adrbny.com
For further investor information visit:

www.reedelsevier.com

This statement is being mailed to the shareholders of Reed Elsevier PLC and will be available to the shareholders of Reed Elsevier NV upon request. Copies are available to the public from the registered offices of the respective companies shown above. Reed Elsevier PLC has given email notification to those shareholders who have requested it of the availability of the Interim Results on the Reed Elsevier website.